GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP

INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W., Washington, D.C. 20036-5306

(202) 955-8500

www.gibsondunn.com

 SIGlover@gibsondunn.com

January 18, 2008

(202) 955-8593                                                                                                                                                               [93513-00001]

(202) 530-9598

Mr. Jim B. Rosenberg
Senior Assistant Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop 6010
Washington, D.C. 20549

Re:                               United Therapeutics Corporation, Form 10-K for Fiscal Year Ended December 31, 2006, Filed February 28, 2006; Form 10-Q for the Period Ended March 31, 2007, Filed May 4, 2007; Form 10-Q for the Period Ended September 30, 2007, Filed November 1, 2007
File No. 000-26301

Dear Mr. Rosenberg:

Reference is made to the letter of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), dated December 27, 2007, setting forth comments to the Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed on February 28, 2007 (the “10-K”), the Quarterly Report on Form 10-Q for the period ended March 31, 2007, filed on May 4, 2007 (the “First Quarter 10-Q”), and the Quarterly Report on Form 10-Q for the period ended September 30, 2007, filed on November 1, 2007 (the “Third Quarter 10-Q”) filed by United Therapeutics Corporation (“United Therapeutics” or the “Company”) with the Securities and Exchange Commission (the “Commission”).  Set forth below are the Staff’s comments, indicated in bold, and the Company’s responses.

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant
Division of Corporation Finance

U.S. Securities and Exchange Commission

January 18, 2008

Form 10-K — December 31, 2006

Item 1.  Business, page 3

Glycobiology Antiviral Agents, page 11

1.              We note that University of Oxford is a related party and that your agreements with University of Oxford require you to make payments totaling approximately $4.2 million, $590,200 of which was paid during 2006.  Please file these agreements as exhibits to your Form 10-K or provide us with an analysis supporting your determination that the agreements are not required to be filed.

The Company concluded that the agreements with the University of Oxford (the “Oxford Agreements”) were not required to be filed under Item 601(b)(10) of Regulation S-K because they were made in the ordinary course of business and are immaterial.  The agreements relate to the development of the Company’s immunosugar platform.  As a small biotechnology company focused on the development and commercialization of innovative therapeutic products for patients with chronic and life threatening diseases, the Company frequently enters into development agreements with third parties.  The Oxford Agreements are similar in size and scope to other development agreements that the Company has entered into in the past and expects to continue to enter into in the future.  The Company does not yet know whether the work being done under the Oxford Agreements will result in the development of a commercializable drug or therapy.  The payments made under these agreements in 2006 represent less than 0.4% of the Company’s 2006 revenues and 0.8% of the Company’s 2006 net income.  Assuming the Oxford Agreements are not terminated early, total payments due under the agreements (which will be made over a several year period ending in 2011) represent less than 2.6% of the Company’s 2006 revenues and only approximately 5.7% of the Company’s 2006 net income.

The Company respectfully disagrees that the University of Oxford would be considered a related party under Item 404(a) of Regulation S-K.  Instruction 1 to Item 404(a) defines “related person” to include directors, executive officers and nominees for director of the registrant, as well as immediate family members of the foregoing persons.  The definition also includes any beneficial owner of 5% or more of any class of a company’s voting securities or their immediate family members.  The University of Oxford does not fit within any of these categories.

The Company acknowledges that Professor Raymond Dwek, who is a member of the Company’s Board of Directors and a professor at the University of Oxford, is a related person within the meaning of Item 404(a).  Because Professor Dwek might be viewed as having an interest in the agreements that must be disclosed under Item 7 of Schedule 14A

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant
Division of Corporation Finance

U.S. Securities and Exchange Commission

January 18, 2008

and Item 404(a), the Company described the Oxford Agreements and Professor Dwek’s involvement in the “Certain Relationships and Related Transactions” disclosure on page 33 of the Company’s Schedule 14A, filed on April 30, 2007.  In this regard, as is disclosed in the Schedule 14A, the Company notes that the Company’s Board of Directors has reviewed Professor Dwek’s involvement with these agreements and determined that Professor Dwek is independent under Rule 4200(a)(15) of the NASDAQ listing standards.  The Company also notes that the Oxford Agreements have been in place since before Professor Dwek became a director of the Company (although they have been amended after his tenure as a director began).

The Company does not believe that Professor Dwek’s position as a professor at the University of Oxford renders the University of Oxford a related party under Item 404(a).  The Company also does not believe that Professor Dwek’s position as a related party should by itself cause the Oxford Agreements to be viewed as material contracts for purposes of Item 601(b)(10) of Regulation S-K.

Northern Therapeutics, page 13

2.              We note your disclosure that you entered into an agreement with Northern Therapeutics in October 2006.  We note that Northern Therapeutics is a related party, that you are required to pay milestone payments totaling $1.5 million up to and during completion of the Phase I trial, and that you paid $500,000 during the year ended December 31, 2006.  Please provide us with an analysis supporting your determination that the agreement is not required to be filed.  Additionally, explain why this information was not included in the “Certain Relationships and Related Transactions” discussion in your Schedule 14A filed on April 30, 2007.

The Company has concluded that its October 2006 license agreement with Northern Therapeutics (the “Northern Therapeutics Agreement”) is not required to be filed as a material contract under Item 601(b)(10) of Regulation S-K because it is an agreement entered into in the ordinary course of business and is immaterial.  As indicated above, the Company enters into license agreements with other entities in the ordinary course of developing new drugs and other therapies.  The Northern Therapeutics Agreement is similar in size and scope to other license agreements that the Company has entered into in the past and expects to enter into in the future.  The Company does not yet know whether the work being done pursuant to the Northern Therapeutics Agreement will result in the development of a commercializable drug or therapy. The payments made under the Northern Therapeutics Agreement in 2006 represent only 0.3% of the Company’s 2006 revenues and 0.7% of the Company’s 2006 net income.  The Company expects that payments under the agreement in future years will also represent very small percentages of revenues and net income. In addition, future payments under this agreement are contingent upon certain milestones being reached.  The trial is

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant
Division of Corporation Finance

U.S. Securities and Exchange Commission

January 18, 2008

currently far behind schedule and it is unclear if any additional milestones will be reached.  Even if all milestones are achieved, total payments required under the Northern Therapeutics Agreement would represent less than 1% of the Company’s 2006 revenues and approximately 2.1% of the Company’s 2006 net income.

The Company does not believe that disclosure of the Northern Therapeutics Agreement was required to be included in the Schedule 14A filed on April 30, 2007. Item 5(a) and Item 7 of Schedule 14A set forth the requirements for disclosure under “Certain Relationships and Related Transactions”.  Item 5(a) of Schedule 14A requires disclosure of substantial interests of directors or executive officers in the matters to be acted upon.  This requirement does not apply to the Northern Therapeutics Agreement.  Item 7 of Schedule 14A requires disclosure of the information required by Item 404(a) of Regulation S-K when action is to be taken with respect to the election of directors.  Item 404(a), in turn, requires disclosure of transactions with certain “related persons.”  Northern Therapeutics is not a “related person” within the meaning of Item 404(a), and therefore no discussion of the Northern Therapeutics Agreement was required.

Item 404(a) defines “related person” to include any director or executive officer of the registrant, any nominee for director, and any immediate family member of a director or executive officer or nominee for director.  It also defines “related person” to include any beneficial owner of 5% or more of any class of a company’s voting securities or their immediate family members.  Northern Therapeutics does not fit into any of these categories.

By way of background, as disclosed on page 13 of the 10-K, Northern Therapeutics was formed in 2000 in conjunction with the inventor of a new form of autologous gene therapy for the treatment of pulmonary arterial hypertension and other diseases.  As a result of a $5 million investment in Northern Therapeutics, the Company continues to own 68% of Northern Therapeutics’ equity and holds 49.9% of its voting shares. However, minority shareholders (including the inventor) possess substantive participation rights, and the Company does not control Northern Therapeutics.  None of the minority shareholders is a “related person” within the meaning of Item 404(a) of Regulation S-K.

Domestic Distribution Agreements, page 14

3.              We note that your agreements with CuraScript, AccredoTherapeutics, Inc., and Caremark, Inc, accounted for 89% of your Remodulin revenues in 2006 and 90% of your Remodulin revenues in 2005.  As Remodulin accounted for a substantial majority of your revenues during each of these years, it appears that you are substantially dependent on these agreements.  Please amend your Form 10-K to file the agreements or provide us with an analysis supporting your determination that they are not required to be filed.

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant
Division of Corporation Finance

U.S. Securities and Exchange Commission

January 18, 2008

The Company has concluded that its agreements with CuraScript (“CuraScript”), AccredoTherapeutics, Inc. (“Accredo”), and Caremark, Inc. (“Caremark”) are not material agreements required to be filed under Item 601(b)(10) of Regulation S-K.  The agreements were made in the ordinary course of business.  Although it is true that sales of Remodulin through these distributors accounted for a large portion of the Company’s revenues over the past several years, the agreements relate primarily to the distributors’ obligations to deliver Remodulin to patients, their interactions with doctors, clinicians and patients, obtaining and maintaining reimbursement for Remodulin from third-party payers and other operational requirements mandated by regulatory agencies.  Each of the agreements establishes a non-exclusive arrangement, under which the Company remains free to appoint additional distributors.  Each agreement may be terminated by the Company upon notice to the other party (generally 180 days notice for the Accredo and CuraScript agreements, and generally 90 days notice for the Caremark agreement) without penalty.  The Company has amended its distribution arrangements in the ordinary course on many occasions in the past, and expects that it will continue to do so in the future.  While the Company continues to believe that these agreements are immaterial, in an abundance of caution, the Company will file its agreement with Accredo as an exhibit to its annual report on Form 10-K for the fiscal year ended December 31, 2007.  The agreement with Accredo accounts for approximately 61% of net Remodulin revenues (approximately four times the amount of revenue received from either CuraScript or Caremark).  The Company has decided, however, not to file the CuraScript or Caremark agreements at this time.  The CuraScript and Caremark agreements account for significantly less revenue than the Accredo agreement and are easily replaceable without significant disruption to the Company’s business should the agreements be terminated or not renewed.  In fact, the Company believes that Accredo has the capacity and growth potential to take over the distribution currently provided by CuraScript or Caremark should these agreements be terminated or should the Company elect not to renew them.

Item 8.  Financial Statements And Supplementary Data, page F-1

Notes to Consolidated Financial Statements, page F-8

2.  Summary of Significant Accounting Policies, page F-8

Revenues, page F-16

4.              Please provide to us the applicability of SFAS 48 to the right of replacement that exists related to your products and how your accounting policies disclosed on page 61 comply with this literature.  Refer to paragraph 3 of SFAS 48.

As discussed in the 10-K, the Company’s customers have the right to exchange purchased product that has been damaged in shipment or has expired.  The Company believes that Statement of Financial Accounting Standards No. 48, Revenue Recognition When Right of Return Exists (“SFAS 48”), is applicable to its product sales and that the Company is in compliance with the provisions of SFAS 48.  In accordance with SFAS 48, paragraph 6, revenue from the Company’s product sales transactions is recognized at the time of sale, as all of the following conditions are met:

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant
Division of Corporation Finance

U.S. Securities and Exchange Commission

January 18, 2008

•                  The price to the customer is substantially fixed or determinable at the date of sale — The sales price is known and agreed to at the date of sale.  The Company has established a sales price with all of its customers (this price has changed only once since commercial launch of the product in 2002).

•                  The customer has paid the vendor, or the customer is obligated to pay and the obligation is not contingent on resale of the product — Virtually all of the Company’s product sales are made to distributors.  The Company’s distributors do not have the contractual right, nor does the Company permit them in practice, to delay payment for the products until sales to the end consumer occur.  Payment terms for the Company’s distributors generally range from 60 to 90 days.  In practice, our distributors typically pay within 30 to 60 days of invoicing.

•                  The customer’s obligation to the vendor would not be changed in the event of theft or physical destruction or damage of the product (that is, the customer has assumed ownership risks and rewards) — Title and the risk and rewards of ownership pass to the Company’s customers upon sale of the product.  Sale of the product is recognized when the product is received by the customer.  Any damage to the product is known upon receipt and is resolved before invoicing for the sale.

•                  The customer acquiring the product for resale has standalone economic substance apart from that provided by the vendor — The Company primarily sells its products to three distributors (Accredo, CuraScript and Caremark).  Each of these entities has the economic substance to finance its operations apart from the proceeds of the sale of the Company’s product to the end user.  Each of these distributors has merged with companies that are much larger than the Company is.  As a result, the Company’s product represents only a small percentage of their respective consolidated businesses.  In addition, Remodulin is not the major product line for any of the Company’s non-U.S. distributors.

•                  The vendor does not have significant obligations for future performance to directly bring about resale of the product by the customer — The Company is not obligated to participate in joint calls, make joint presentations or otherwise assist in completing sales to end customers.

•                  The amount of future returns can be reasonably estimated — The Company tracks its returns and considers multiple factors to ensure that it is able to reasonably estimate returns.  These factors include the susceptibility of the Company’s product to external factors, such as technological obsolescence, introduction of new competitors or changes in demand, the significance of any one particular distributor to the Company’s business, the amount of visibility and information available related to the distribution channel, the period of time within which the Company’s product may be returned, which directly corresponds to the expiration date of the Company’s product, and the nature and volume of the Company’s historical sales.

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant
Division of Corporation Finance

U.S. Securities and Exchange Commission

January 18, 2008

The following table depicts the historical financial statement impact of the Company’s exchange policy (in thousands except percentages):

	Nine months ended September 30, 2007	Year ended December 31,
		2006	2005	2004

Product revenue	$144,449	$153,448	$110,412	$69,539
Exchanges — commercial value	$267	$275	$868	$1,690
Exchanges as a % of revenue	0.2%	0.2%	0.8%	2.4%
Estimated revenue impact	$3	$95	$9	$118
Revenue impact as percentage of revenue	0.0%	0.1%	0.0%	0.2%

As illustrated above, the impact of the Company’s policy to replace damaged or expired product is de minimis and not meaningful to users of the Company’s financial statements; accordingly, the Company believes its historical disclosures are adequate.

6.  Stockholders’ Equity, page F-23

Call Spread Option, page F-29

5.              Please revise to disclose the following regarding the derivative instruments (call options purchased and warrants said) executed in connection with the 0.50% Convertible Senior Notes issued on October 30, 2006:

a)              Describe the key features of the warrants including how they will be settled, whether they will be settled in registered in or unregistered shares and availability of such shares to settle.

b)              Provide the disclosure requirements under FAS 133 paragraphs 44-45 and EITF 00-19 paragraphs 50-52.

c)              Describe the accounting you applied to these transactions and how it complies with the guidance in FAS 133 and EITF 00-19.

Upon execution of the call spread option instruments, the Company completed an analysis using the roadmap outlined by the AICPA task force for embedded derivatives and concluded that the call spread option instruments are not derivatives in accordance with the accounting guidance provided in SFAS 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), and EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock (“EITF 00-19”); therefore, the disclosure requirements from SFAS 133 are not applicable.

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant
Division of Corporation Finance

U.S. Securities and Exchange Commission

January 18, 2008

However, in an effort to provide greater clarity to the user of the financial statements, and to enhance its disclosures in accordance with paragraph 50 of EITF 00-19, the Company will revise the disclosure in its “Call Spread Option” financial statement note, updated as needed, in future quarterly or annual filings of the Company, as set forth below.

Call Spread Option

Concurrent with the issuance of the 0.50% Convertible Senior Notes (see Note 8 to the Company’s financial statements contained in the 10-K), United Therapeutics purchased call options on its common stock in a private transaction with Deutsche Bank AG London (the “Call Option”). The Call Option allows United Therapeutics to purchase up to approximately 3.3 million shares of its common stock at $75.2257 per share from Deutsche Bank AG London, equal to the amount of common stock related to the excess conversion value that United Therapeutics would deliver to the holders of the Convertible Senior Notes upon conversion. The Convertible Senior Notes are generally convertible once United Therapeutics’ stock price exceeds $75.2257 per share. The Call Option will terminate upon the earlier of the maturity dates of the related Convertible Senior Notes or the first day all of the related Convertible Senior Notes are no longer outstanding due to conversion or otherwise. The Call Option, which cost approximately $80.8 million, was recorded as a reduction to additional paid-in-capital.

In a separate transaction that took place concurrently with the issuance of the Convertible Senior Notes, United Therapeutics sold warrants to Deutsche Bank AG London under which Deutsche Bank AG London has the right to purchase approximately 3.3 million shares of United Therapeutics’ common stock at an exercise price of $105.689 per share (the “Warrant”). Proceeds received from the issuance of the warrants totaled approximately $45.4 million and were recorded as an increase to additional paid-in-capital.

The combination of the Call Option and Warrant effectively serves to reduce the potential dilutive effect of the conversion the Convertible Senior Notes.  The Call Option has a strike price equal to the conversion price for the Convertible Senior Notes, and the Warrant has a higher strike price of $105.689 per share that serves to cap the amount of dilution protection provided.  The Call Option and Warrant are settled on a net share basis.  The Warrant may be settled in registered or, subject to certain potential adjustments in the delivery amount, unregistered shares.  Furthermore, if additional

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant
Division of Corporation Finance

U.S. Securities and Exchange Commission

January 18, 2008

shares are required to be delivered with respect to a settlement in unregistered shares or any anti-dilution adjustments in the related Convertible Senior Notes, the Warrant provides that in no event shall United Therapeutics be required to deliver in excess of approximately 6.6 million shares in connection with the Warrant. United Therapeutics has reserved approximately 6.6 million shares for the settlement of the Warrant and has sufficient shares available as of December 31, 2006, to effect such settlement.

Deutsche Bank AG London is responsible for providing 100% of the necessary shares of United Therapeutics common stock upon an exercise of the Call Option triggered upon conversion of the Convertible Senior Notes by a bondholder.  The shares of common stock that Deutsche Bank AG London will deliver must be obtained from the market and existing shareholders. If the market price per share of United Therapeutics common stock is above $105.689 per share, United Therapeutics will be required to deliver to Deutsche Bank AG London shares of its common stock representing the value in excess of the Warrant strike price. In accordance with the provisions of EITF No. 00-19 and SFAS 133, these transactions meet the definition of equity and are indexed to United Therapeutics’ common stock; therefore, the Call Option and Warrant are not considered derivative instruments or required to be accounted for separately.

The Company’s accounting for the Call Option and Warrant and related evaluation of SFAS 133 and EITF 00-19 are detailed below.

On October 30, 2006, the Company issued $210.0 million of 0.50% Notes due October 2011 (the “Notes”). The initial purchaser, Deutsche Bank Securities Inc. (“Deutsche Bank”), also exercised in full its 30-day option to purchase a maximum of $40.0 million additional principal amount of Notes to solely cover over-allotments.  Proceeds from the offering, after deducting Deutsche Bank’s discount and commission and estimated expenses, were approximately $242.0 million. The Notes were issued at par value and pay interest in cash semi-annually in arrears on April 15th and October 15th of each year, beginning on April 15, 2007. The Notes are senior unsecured obligations and rank equally with all other unsecured and unsubordinated indebtedness.

Concurrent with the issuance of the Notes, the Company purchased a Call Option on its common stock in a private transaction. The Call Option allows United Therapeutics Corporation to purchase up to approximately 3.3 million shares of its common stock from Deutsche Bank AG London at an exercise price of $75.2257 per share, equal to the amount of common stock related to the excess conversion value that the Company would pay to the holders of the Notes upon conversion. The Call Option will terminate upon the earlier of the maturity dates of the related Notes or the first day all of the related Notes are no longer

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant
Division of Corporation Finance

U.S. Securities and Exchange Commission

January 18, 2008

outstanding due to conversion or otherwise. The Call Option, which cost approximately $80.8 million, was recorded as a reduction to additional paid-in-capital.

In a separate transaction, the Company sold a Warrant to issue approximately 3.3 million shares of its common stock to Deutsche Bank AG London at an exercise price of $105.689 per share. If the average price of United Therapeutics’ common stock during a defined period, ending on or about the respective settlement dates, exceeds the exercise price of the Warrant, the Warrant will be settled in shares of the Company’s common stock.  Proceeds received from the issuance of the Warrant totaled approximately $45.4 million and was recorded as an increase to additional paid-in-capital.

As it relates to the Call Option and Warrant, management has determined that the instruments need not be classified as liabilities under SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“SFAS 150”).  Paragraphs 11 and 12 of SFAS 150 generally requires liability classification for two broad classes of financial instruments:

(1)                Instruments that represent, or are indexed to, an obligation to buy back the issuer’s shares, regardless of whether the instrument is settled on a net-cash or gross physical basis, including mandatorily redeemable equity instruments, written put options, or forward purchases.

(2)                Obligations that can be settled in shares but meet one of the following conditions:

a.               Derive their value predominantly from an underlying metric other than the company’s own stock,

b.              Have a fixed value,

c.               Have a value to the counterparty that moves in the opposite direction as the issuer’s shares.

SFAS 150 does not apply to instruments (1) that do not represent obligations or (2) for which the monetary value changes in the same direction as the issuer’s shares.

The purchased Call Option does not represent an obligation of the Company; rather it gives the Company a right to buy shares of the Company’s stock from the counterparty.  Accordingly, it should not be classified as a liability under SFAS 150.

Similarly, the Warrant also does not require the Company to repurchase its shares; rather, it provides the counterparty with the ability to purchase shares from the Company.  In addition, although the Warrant can be settled in shares, its value is derived solely from the Company’s share price, it does not have a fixed value, and the value to the counterparty moves in the

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant
Division of Corporation Finance

U.S. Securities and Exchange Commission

January 18, 2008

same direction as the value of the Company’s shares. Therefore, the Warrant should not be classified as a liability under SFAS 150.

Management also evaluated whether the purchased Call Option and the Warrant are derivative instruments within the scope of SFAS No. 133, and how they should be classified under EITF 00-19 and EITF 01-06, The Meaning of “Indexed to a Company’s Own Stock” (“EITF 01-06”). Paragraph 11(a) of SFAS No. 133 states that a company should not consider a contract issued or held by it to be a derivative instrument if the contract is indexed to its own stock and classified in stockholders’ equity.  EITF 01-06 sets forth the standards for determining whether a contract is indexed to a company’s own stock.  EITF 00-19 sets forth the standards for determining whether a contract should be classified as stockholders’ equity.

EITF 01-06 states that an instrument is considered to be indexed to a company’s own stock, provided that the contingency provisions are not based on an observable market, other than the market for the issuer’s stock, or an observable index, other than an index calculated or measured solely by reference to the issuer’s own operations, and provided further that once the contingent events have occurred, the instrument’s settlement amount is based solely on the issuer’s stock.

The Company considered the following contingency provisions of the purchased Call Option and Warrant:

•                  Provisions for dividend adjustments;

•                  Provisions for adjustments upon the occurrence of merger events that include share-for-share, share-for-other, share-for-combined or tender offer transactions; and

•                  Provisions addressing disruption events, such as changes in law, failure to deliver and insolvency filings.

In each of the scenarios above, the provisions establish mechanisms to maintain the instrument’s economic value to the investor.  The mechanisms involve a mathematical exercise that lead to adjustments that are settled in company stock.  In each of the contingency scenarios identified above, the calculation agent is required to make appropriate adjustments in good faith and in a commercially reasonable manner, to account for the economic impact of the adjustment events.

The Company believes that the mechanics and substance of the contingency provisions and the related adjustments are to preserve the fair value of the Call Option and Warrant, or to terminate the transaction at fair value.  The inputs to the adjustments, for example, stock price, strike price, expected dividend, prevailing interest rate, cost of borrowing, etc., were used to determine the fair value at inception of the instruments as well as to determine the fair market value of the instruments upon the occurrence of a contingency.  Adjustments are simply made to update the parameters used in originally pricing the instruments to reflect current facts.  The Company believes that these adjustments are based solely on the Company’s stock and are indexed to the Company’s own equity within the meaning of EITF 01-06 because the inputs are specific to the Company, are inherent in pricing an equity derivative and were used in pricing the derivatives at inception of the transaction.

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant
Division of Corporation Finance

U.S. Securities and Exchange Commission

January 18, 2008

The purchased Call Option and the Warrant are indexed to the Company’s stock as contemplated by EITF 01-06 because the settlement value upon the occurrence of each of these contingencies depends solely on the value of the Company’s stock.

Paragraph 8 of EITF 00-19 provides that contracts that require physical settlement or net-share settlement, or contracts that give the company a choice of net-cash settlement, be classified as equity provided that the eight conditions set forth in paragraphs 12 through 32 of EITF 00-19 are also met.

The Call Option was analyzed as follows under the eight conditions:

Provisions of EITF 00-19, paragraphs 12 through 32			Company Analysis

1.	The contract permits the company to settle in unregistered shares.	•	The Company will not be required to issue shares in relation to the purchased call option. The Company can only receive shares under the purchased Call Option.

2.

The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

		•	The Company will not issue shares under the purchased Call Option.

3.	The contract contains an explicit limit on the number of shares to be delivered in a share settlement.	•	The Company will not be required to deliver shares when exercising the purchased Call Option.

4.	.There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.	•	There is no required cash payment to the counterparty in the event the Company fails to make timely filings with the Commission.

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant
Division of Corporation Finance

U.S. Securities and Exchange Commission

January 18, 2008

5.

There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).

		•	There are no cash settled “top-off” or “make-whole” provisions.

6.	The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.	•	There is no such limitation on the Company’s obligation to net settle in shares.

7.	There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.	•	There are no provisions that provide the counterparty with rights ranking higher than those of a shareholder.

8.	There is no requirement in the contract to post collateral at any point or for any reason.	•	There is no collateral requirement.

As outlined above, the Company has determined that the purchased Call Option meets the definition of an equity instrument because the instrument meets the eight conditions set forth in paragraphs 12 through 32 of EITF 00-19.  The Company has therefore classified the purchased Call Option as equity rather than as an asset or liability, as would be necessary if it were a freestanding derivative.

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant
Division of Corporation Finance

U.S. Securities and Exchange Commission

January 18, 2008

The Warrant was evaluated as follows under the eight conditions:

	Provisions of EITF 00-19, paragraphs 12 through 32		Company Analysis

1.	The contract permits the company to settle in unregistered shares.

The Company is permitted to settle the Warrant
in unregistered shares. However, in the case of a settlement with unregistered shares, Deutsche Bank AG London determines an additional amount to be delivered representing an estimate of the difference in fair value between registered and unregistered shares (determined from time to time by the calculation agent in its commercially reasonable judgment) attributable to interest that would be earned on the net share settlement amount or Deutsche Bank AG London’s payment obligation, respectively, (increased on a daily basis to reflect the accrual of such interest and reduced from time to time by the amount of net proceeds received by Deutsche Bank AG London as provided in the contract) at a rate equal to a federal funds rate plus 50 basis points per annum for the period from, and including, the settlement date or the date on which the counterparty payment obligation is due, respectively, to, but excluding, the related date on which all the restricted shares have been sold and calculated on an actual days elapsed/360 day year basis.

•

Although settlement in unregistered shares may require payment of an additional amount, this payment is acceptable under EITF 00-19 because it is established in a commercially reasonable manner as a reasonable estimate of a component of the difference in fair value between registered and unregistered shares.

2.

The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

•

The number of authorized and available common shares as compared to the number of shares needed to satisfy all existing commitments is sufficient. The Warrant is net share settled and the maximum amount of shares that can be issued to settle the written call option is 6,646,664, the underlying number of shares on the Warrant. Furthermore, if additional shares are required to be delivered with respect to a

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant
Division of Corporation Finance

U.S. Securities and Exchange Commission

January 18, 2008

settlement in unregistered shares or any anti-dilution adjustments in the related Convertible Senior Notes, the Warrant provides that in no event shall the Company be required to deliver in excess of 6,646,664 in connection with the Warrant. The Company has 100,000,000 shares authorized at September 30, 2006, 24,500,000 shares issued and outstanding, 15,000,000 shares authorized for the various stock plans and 4,020,825 shares reserved for the maximum amount under conversion and the make-whole. Therefore, the Company has 60,500,000 shares available, which are enough shares to satisfy the Warrant and all other possible commitments.

•

As of December 31, 2006, the only change was to increase the number of shares issued and outstanding by approximately 100,000 due to the exercise of employee stock options; therefore, the Company still has sufficient shares available to satisfy the Warrant and all other possible commitments.

3.	The contract contains an explicit limit on the number of shares to be delivered in a share settlement.	•

The maximum amount of shares that can be issued to settle the written call option is 6,646,664, the underlying number of shares on the Warrant. Furthermore, if additional shares are required to be delivered with respect to a settlement in unregistered shares or any anti-dilution adjustments in the related Convertible Senior Notes, the Warrant provides that in no event shall the Company be required to deliver in excess of 6,646,664 shares in connection with the Warrant. At September 30, 2006, Company had 60,500,000 shares available that are not committed or authorized for use under various agreements. Management therefore believes that the Company had an adequate number of shares available as of September 30, 2006.

		•	There were no significant changes as of December 31, 2006 to this analysis.

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant
Division of Corporation Finance

U.S. Securities and Exchange Commission

January 18, 2008

4.	There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.	•	There are no required cash payments to the counterparty in the event that the Company fails to make timely filings with the Commission.

5.

There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).

		•	There are no cash settled “top-off” or “make-whole” provisions. There is a make-whole amount in the form of shares but not in cash.

6.	The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.	•	There is no such limitation on the Company’s obligation to net settle in shares.

7.	There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.	•	There are no provisions that provide Deutsche Bank AG London with rights ranking higher than those of a shareholder.

8.	There is no requirement in the contract to post collateral at any point or for any reason.	•	There is no collateral requirement.

As outlined above, the Warrant meets the definition of an equity instrument because it satisfies the eight conditions set forth in paragraphs 12 through 32 under EITF 00-19.  The Company has therefore classified the Warrant as equity rather than as an asset or liability, as would be necessary if it were a freestanding derivative.

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant
Division of Corporation Finance

U.S. Securities and Exchange Commission

January 18, 2008

9.  Commitments and Contingencies, page F-32

Laboratory Operating Lease, page F-32

6.              Please provide to us your analysis under FIN 46R whether the synthetic lease described here is a variable interest entity and how you applied that literature to this transaction.

The synthetic operating lease described on page F-32 of the 10-K does not meet the definition of an “entity” as described in paragraph 6 of Financial Accounting Standards Board Interpretation 46 (R), Consolidation of Variable Interest Entities an interpretation of ARB No. 51 (“FIN 46 (R)”), because the lease itself is neither a legal structure nor a portion or aggregation of a legal structure used to conduct activities or to hold assets such as corporations, partnerships, limited liability companies, grantor trusts and other trusts.  The Company also considered whether Wachovia Development Corporation (“WDC”) might be viewed as a variable interest entity.  In conjunction with its analysis of the accounting for this transaction, the Company considered the provision of paragraph 4h. of FIN 46 (R) which provides that “an entity that is deemed to be a business under the definition in Appendix C need not be evaluated by a reporting enterprise to determine if the entity is a variable interest entity under the requirements of this Interpretation unless one or more of the following conditions exist.”  The criteria and the Company’s consideration of each were as follows:

(1)  The reporting enterprise, its related parties, or both participated significantly in the design or redesign of the entity. However, this condition does not apply if the entity is an operating joint venture under joint control of the reporting enterprise and one or more independent parties or a franchisee. — Neither the Company nor any of its related parties, as defined in paragraph 16 of FIN 46 (R), participated in the design or redesign of WDC.

(2)  The entity is designed so that substantially all of its activities either involve or are conducted on behalf of the reporting enterprise and its related parties. — WDC is not designed to conduct, nor does it conduct, substantially all of its activities on behalf of the Company.  The Company has been informed that WDC generally is in the business of borrowing funds, acquiring properties or causing properties to be constructed and leasing the properties to tenants.  The Company understands that WDC has accomplished dozens of such projects with multiple businesses.

(3)  The reporting enterprise and its related parties provide more than half of the total of the equity, subordinated debt, and other forms of subordinated financial support to the entity based on an analysis of the fair values of the interests in the entity. — WDC is a corporation organized in North Carolina and is wholly owned by Wachovia Bank.  Neither

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant
Division of Corporation Finance

U.S. Securities and Exchange Commission

January 18, 2008

the Company nor any of its related parties have any interest in, provide any support to, or have any influence over WDC.

(4)  The activities of the entity are primarily related to securitizations or other forms of asset-backed financings or single-lessee leasing arrangements. — The Company has been informed that WDC generally is in the business of borrowing funds, acquiring properties or causing properties to be constructed and leasing the properties to tenants.  The Company understands that WDC has accomplished dozens of such projects with multiple businesses.  Accordingly, to the Company’s knowledge, WDC’s activities are not primarily related to securitization or other forms of asset-backed financings or single-lessee leasing arrangements.

In addition to the Company’s evaluation of the criteria above, it considered Appendix C of FIN 46 (R) and concluded that WDC is a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors as it consists of inputs, processes applied to those inputs and resulting outputs that are used to generate revenues.

Based on this analysis, the Company concluded that WDC was a business and therefore met the scope exception, as defined in paragraph 4h. of FIN 46 (R) and that WDC did not need to be evaluated further to determine if it was a variable interest entity.

Form 10-Q — March 31, 2007

License Agreement, page 17

7.              We note that your wholly owned subsidiary, Lung Rx, Inc., entered into an agreement with Toray to assume and amend the rights and obligations between you and Toray.  We note that the agreement was not filed as an exhibit.  Please provide us with an analysis supporting your determination that the agreement was not required to be filed.

Lung Rx, Inc. (“Lung Rx”), the Company’s wholly-owned subsidiary, entered into an agreement with Toray Industries, Inc. (“Toray”) to assume and amend the rights and obligations of an agreement entered into between the Company and Toray in June 2000.  The 2000 license agreement was filed with the Commission as Exhibit 10.1 to the Company’s Registration Statement on Form S-3, filed on June 30, 2000.  When the Company filed the license agreement in 2000, the Company had been public for barely over a year, and at that time, the license agreement was considered by the Company to be a material agreement.  However, over the course of the next six years, the Company’s revenues and net income increased significantly, and by the time the agreement was amended in 2007, the Company

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant
Division of Corporation Finance

U.S. Securities and Exchange Commission

January 18, 2008

no longer considered the agreement or the amendment to the agreement to be material to the Company such that it should be disclosed as a material contract under Item 601(b)(10) of Regulation S-K.

Form 10-Q - September 30, 2007

Item 1.  Consolidated Financial Statements, page 3

Notes To Consolidated Financial Statements, page 4

11.  Distribution Agreement, page 14

8.              Please revise to provide a revenue recognition policy for this agreement.  Include a description of all your contractual rights and obligations, including performance periods, all deliverables and cash flows as stipulated within the Mochida agreement as well as the revenue recognition method for each deliverable.

We will revise our revenue recognition policy related to the Mochida distribution agreement along the following lines to enhance our disclosures, updated as needed in the Company’s future quarterly or annual filings.

11.  DISTRIBUTION AGREEMENT

On March 27, 2007, we entered into an exclusive agreement with Mochida Pharmaceutical Co., Ltd. (“Mochida”), to distribute subcutaneous and intravenous Remodulin in Japan.  Mochida will be responsible, with our assistance, for obtaining Japanese marketing authorization, including conducting necessary bridging studies required for marketing approvals. Under the terms of the agreement, we will supply study drug to Mochida, approve Mochida’s plans to achieve these approvals and provide the necessary data needed for the approvals. In addition, we may participate and collaborate in the approval process, including taking lead responsibility for portions of the process.  Upon receipt of marketing authorization and pricing approval, Mochida will have sole responsibility for commercial sales in Japan and purchase Remodulin from us at an agreed-upon price which is identical to the then current price for our U.S. distributors.

In connection with this agreement, Mochida has agreed to make certain non-refundable exclusive distribution rights payments to us. These payments are as follows:  (1) $4.0 million upon the execution of the agreement; (2) $4.0 million upon Remodulin receiving orphan drug status in Japan or February 1, 2008, whichever first occurs; (3) $2.0 million upon filing a New Drug Application (“NDA”) in Japan; and

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant
Division of Corporation Finance

U.S. Securities and Exchange Commission

January 18, 2008

(4) $2.0 million upon marketing approval in Japan.  Our revenue recognition policy for all non-refundable upfront license and distribution rights fees and milestone arrangements are in accordance with the guidance provided in the Commission’s Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements” as amended by SAB No. 104, “Revenue Recognition.”  In addition, we follow the provisions of EITF, Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables,” (“EITF 00-21”) for multiple element revenue arrangements. EITF 00-21 provides guidance on how to determine when an arrangement that involves multiple revenue-generating activities or deliverables should be divided into separate units of accounting for revenue recognition purposes, and if this division is required, how the arrangement consideration should be allocated among the separate units of accounting.  If the deliverables in a revenue arrangement constitute separate units of accounting according to the EITF’s separation criteria, the revenue recognition policy must be determined for each identified unit.  If the arrangement is a single unit of accounting, the revenue recognition policy must be determined for the entire arrangement.

Under arrangements where the license or distribution rights fees and research and development activities can be accounted for as separate units of accounting, non-refundable upfront license and distribution fees are deferred and recognized as revenue on a straight-line basis over the expected term of our continued involvement in the research and development process.  Revenues from the achievement of certain research and development milestones, if deemed substantive, are recognized as revenue when the milestones are achieved and the milestone payments are due and collectible.  Milestones are considered substantive if all the following criteria are met:  (1) the milestone payment is non-refundable; (2) achievement of the milestone was not reasonably assured at the inception of the arrangement; (3) substantive effort is involved to achieve the milestone; and (4) the amount of the milestone payment appears reasonable in relation to the effort expended, the other milestones in the arrangement and the related risk associated with achievement of the milestone.  If any of these conditions is not met, we would recognize a proportionate amount of the milestone payment upon receipt as revenue that correlates to work already performed and the remaining portion of the milestone payment would be deferred and recognized as we complete our performance obligations.

Our obligation to Mochida continues up to the point of marketing approval in Japan.  Therefore, the upfront fee is being recognized as revenue on a straight-line basis over the expected term of our performance obligation. Because the first milestone is merely time-based, it is not deemed substantive and is also being recognized over the term of our performance obligation. The remaining milestones are deemed substantive and will be recognized as revenue upon their successful achievement, when payments are due and collectability of such payments is reasonable assured.

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant
Division of Corporation Finance

U.S. Securities and Exchange Commission

January 18, 2008

In connection with the responses above, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

Please do not hesitate to contact the undersigned ((202) 955-8593), Anne Benedict ((202) 955-8654) or Tracy Schampers ((202) 887-3745) with any questions.

Sincerely,

/s/ Stephen I. Glover
Stephen I. Glover

Enclosures

cc:	Martine A. Rothblatt, Ph.D. — United Therapeutics Corporation
Paul Mahon — United Therapeutics Corporation
John Ferrari — United Therapeutics Corporation
Anne Benedict — Gibson, Dunn & Crutcher LLP
Tracy Schampers — Gibson, Dunn & Crutcher LLP